CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2020

SILVERCREST METALS INC. TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SilverCrest Metals Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of SilverCrest Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years ended December 31, 2020 and 2019, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, during 2020 the Company changed its presentation currency from Canadian dollars to United States dollars.

As discussed in Note 4 to the consolidated financial statements, in 2019 the Company changed the manner in which it accounts for its exploration and evaluation expenditures.

The consolidated financial statements for the year ended December 31, 2018 (not presented herein but from which the comparative information as at January 1, 2019 has been derived), excluding the adjustments as identified in notes 2 and 4 to the consolidated financial statements that were applied to restate certain comparative information, were audited by another auditor who expressed an unmodified opinion on those financial statements.

We have also audited the adjustments to retrospectively apply the change in presentation currency from Canadian dollars to United States dollars, as described in Note 2 to the consolidated financial statements, for the year ended December 31, 2018 and to derive the consolidated statement of financial position as at January 1, 2019.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We have also audited the adjustments to retrospectively apply the change in accounting for exploration and evaluation assets, as described in Note 4 to the consolidated financial statements, for the year ended December 31, 2018 and to derive the statement of financial position as at January 1, 2019. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the consolidated financial statements of the Company for the year ended December 31, 2018 or to the consolidated statement of financial position dated January 1, 2019, other than with respect to the adjustments and, we do not express an opinion or any other form of assurance on those consolidated financial statements taken as a whole.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of exploration and evaluation assets of the Las Chispas project prior to reclassification as a mineral property.

As described in Notes 2, 3 and 4 to the consolidated financial statements, effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated. Accordingly, effective December 29, 2020, the Company transferred capitalized costs from exploration and evaluation assets in the amount of $4 million to mineral property. The capitalized costs are tested for impairment before they are transferred to mineral property. The Company completed an impairment test of the Las Chispas Project which compared the carrying value to the recoverable amount. Management estimated the recoverable amount based on the fair value less disposal costs using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future silver and gold prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. The estimated mineral reserves and resources and capital and operating cost estimates, among others, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessment of the Las Chispas project is a critical audit matter are (i) the critical judgment applied by management, including the use of management’s specialists, when developing the recoverable amount of the Las Chispas project, which in turn led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of the significant assumptions, including future silver and gold prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources and the discount rate and iii) the audit effort involved the use of professionals with specialized skill and knowledge

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the Las Chispas project. These procedures also included, among others: (i) testing management’s process for developing the recoverable amount of the Las Chispas project; (ii) evaluating the appropriateness of the discounted cash flow model and testing the completeness and accuracy of underlying data used in the model; (iii) evaluating the reasonableness of significant assumptions such as future silver and gold prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, as well as the discount rate. Evaluating the reasonableness of management’s assumptions related to future silver and gold prices involved comparing them with external market and industry data. The work of management’s specialists was used in performing procedures to evaluate the reasonableness of the estimated mineral reserves and resources, operating cost estimates and capital cost estimates. As a basis for using this work, the specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada

March 25, 2021

We have served as the Company’s auditor since 2019

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	December 31, 2020	December 31, 2019	January 1, 2019
		Restated - Note 2	Restated - Note 2
ASSETS
Current assets
Cash and cash equivalents	$135,136	$84,989	$32,262
Amounts receivable (note 6)	342	476	125
Value-added taxes receivable	345	1,206	27
Prepaids (note 5)	4,586	473	259
Total current assets	140,409	87,144	32,673

Non-current assets
Value-added taxes receivable	12,198	4,975	2,843
Deposits	73	72	52
Mineral property, plant, and equipment (note 4)	39,009	6,380	4,758
Total non-current assets	51,280	11,427	7,653

TOTAL ASSETS	$191,689	$98,571	$40,326

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 6 and 7)	$13,412	$3,820	$1,072
Lease liabilities	138	135	-
Total current liabilities	13,550	3,955	1,072

Non-current liabilities
Lease liabilities	172	275	-
Debt (note 5)	28,967	-	-
Total liabilities	42,689	4,230	1,072

Shareholders' equity
Capital stock (note 7)	265,939	156,277	63,587
Share-based payment reserve (note 7)	8,978	8,668	4,769
Foreign currency translation reserve	8,869	4,286	1,184
Deficit	(134,786)	(74,890)	(30,286)
Total shareholders' equity	149,000	94,341	39,254

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$191,689	$98,571	$40,326

Nature of operations (note 1)
Significant accounting policies (note 2)
Commitment (note 4)
Subsequent events (note 12)

Approved by the Board and authorized for issue on March 25, 2021:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these consolidated financial statements.	5

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
		Restated - Note 2

Operating expenses
Depreciation (note 4)	$(130)	$(118)
Exploration and evaluation expenditures (note 4)	(48,170)	(38,068)
General and administrative expenses	(1,223)	(669)
Marketing	(377)	(689)
Professional fees (note 6)	(841)	(311)
Remuneration (note 6)	(1,963)	(1,587)
Share-based compensation (notes 6 and 7)	(1,461)	(2,845)
	(54,165)	(44,287)
Other income (expense)
Gain on disposal of mineral property	-	49
Foreign exchange loss	(7,226)	(1,031)
Interest expense	(34)	(44)
Interest income	1,493	759
Loss before income taxes	(59,932)	(44,554)

Income tax expense (note 8)	-	(113)
Loss and comprehensive loss for the year	$(59,932)	$(44,667)

Basic and diluted comprehensive loss per common share	$(0.49)	$(0.50)

Weighted average number of common shares outstanding	123,032	88,617

The accompanying notes are an integral part of these consolidated financial statements.	6

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
		Restated - Note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(59,932)	$(44,667)
Adjustments for:
Depreciation (note 4)	395	212
Foreign exchange loss, unrealized	(203)	(26)
Gain on disposal of mineral property	-	(49)
Income tax expense	-	113
Income taxes paid	(53)	(59)
Interest expense	34	44
Interest income	(1,493)	(759)
Share-based compensation	2,721	4,622
Changes in non-cash working capital items:
Amounts receivable	584	(176)
Value-added taxes receivable	(6,200)	(3,131)
Prepaids and deposits	(3,895)	(214)
Accounts payable and accrued liabilities	1,353	2,316
Net cash used in operating activities	(66,689)	(41,774)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,043	596
Option payment received	-	344
Expenditures on mineral property, plant, and equipment	(22,921)	(1,366)
Net cash used in investing activities	(21,878)	(426)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	108,959	97,404
Capital stock issuance costs	(1,776)	(5,049)
Loan drawdown, net of fees (note 5)	28,967	-
Payment of lease liabilities	(138)	(137)
Net cash provided by financing activities	136,012	92,218

Effect of foreign exchange on cash and cash equivalents	2,702	2,709

Change in cash and cash equivalents, during the year	50,147	52,727
Cash and cash equivalents, beginning of the year	84,989	32,262
Cash and cash equivalents, end of the year	$135,136	$84,989

Cash and cash equivalents is represented by:
Cash	$74,287	$68,251
Cash equivalents	60,849	16,738
Total cash and cash equivalents	$135,136	$84,989

Non-cash investing activities
Capitalized to property and equipment
Accounts payable and accrued liabilities	$8,320	$-
Right of use asset recognized	$-	$494
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$-	$282

The accompanying notes are an integral part of these consolidated financial statements.	7

SILVERCREST METALS INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2018 (Restated - Note 2)	84,923	$63,587	$4,769	$1,184	$(30,286)	$39,254

Capital stock issued (note 7)	17,856	92,136	-	-	-	92,136
Capital stock issuance costs (note 7)	-	(5,192)	-	-	-	(5,192)
Shares cancelled and returned to treasury (note 7)	(63)	-	-	-	-	-
Warrants exercised (note 7)	3,960	4,470	-	-	-	4,470
Stock options exercised (note 7)	795	1,276	(479)	-	-	797
Stock options forfeited (note 7)	-	-	(63)	-	63	-
Share-based compensation, stock options (note 7)	-	-	4,441	-	-	4,441
Foreign exchange translation	-	-	-	3,102	-	3,102
Net loss and comprehensive loss for the year	-	-	-	-	(44,667)	(44,667)

Balance at December 31, 2019 (Restated - Note 2)	107,471	156,277	8,668	4,286	(74,890)	94,341

Capital stock issued (note 7)	18,881	105,264	-	-	-	105,264
Capital stock issuance costs (note 7)	-	(1,497)	-	-	-	(1,497)
Warrants exercised (note 7)	50	150	-	-	-	150
Stock options exercised (note 7)	2,927	5,745	(2,199)	-	-	3,546
Stock options forfeited (note 7)	-	-	(36)	-	36	-
Share-based compensation, stock options (note 7)	-	-	2,545	-	-	2,545
Foreign exchange translation	-	-	-	4,583	-	4,583
Net loss and comprehensive loss for the year	-	-	-	-	(59,932)	(59,932)

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

The accompanying notes are an integral part of these consolidated financial statements.	8

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

1.   NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration and development company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary development asset is the Las Chispas Project, located in Sonora, Mexico.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, restrictions on the construction of the Company's process plant, and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols including a quarantined work camp and mandatory COVID-19 testing of all employees and contractors.  While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration and development activities, including the impact on the construction schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on March 25, 2021.

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

The Company's subsidiaries at December 31, 2020 are as follows:

Subsidiary	Location	Ownership	Principal activity
NorCrest Metals Inc.	Canada	100%	Holding company
Compañía Minera La Llamarada, S.A. de C.V.	Mexico	100%	Exploration and development
Tinto Roca Exploración, S.A. de C.V.	Mexico	100%	Service company
Altadore Energía, S.A. de C.V.	Mexico	100%	Service company
Babicanora Agrícola del Noroeste, S.A. de C.V.	Mexico	100%	Maintenance of surface rights
SilverCrest Metals de México, S.A. de C.V.	Mexico	100%	Exploration

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

Foreign currency translation

Presentation currency

During 2020, the Company changed its presentation currency to United States dollars ("US$") from Canadian dollars ("C$"). The Company has determined that this change in presentation currency better reflects the Company's current activities, increases the comparability to peer companies, and enhances the relevance of the financial statements to users. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$, in accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error.

The financial statements of entities with the functional currency of C$ have been translated into US$ in accordance with IAS 21 as follows:

• Assets and liabilities previously presented in C$ were translated into US$ using period end exchange rates;

• The balance of equity as at January 1, 2019 was translated at the period end exchange rate while all equity transactions incurred after January 1, 2019 were translated using exchange rates in effect on the date transactions occurred;

• Other components of equity, including reserves and deficit, were translated using the historical exchange rates in effect on the date transactions occurred;

• The consolidated statements of loss and comprehensive loss were translated using the average foreign exchange rates in effect during those years; and

• The resulting foreign currency exchange differences were recorded to the foreign currency translation reserve.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Presentation currency (continued)

In preparing its opening statement of financial position, the Company has restated the amounts reported previously in C$ to US$ as detailed below:

Consolidated statement of financial position - as at January 1, 2019

		Previously	Restated
		reported in C$	US$
Assets
Total current assets	C$	44,574	$32,673
Total non-current assets		10,440	7,653
Total assets	C$	55,014	$40,326

Liabilities
Total current liabilities	C$	1,463	$1,072

Shareholders' equity
Capital stock	C$	86,746	$63,587
Share-based payment reserve		6,196	4,769
Foreign currency translation reserve		-	1,184
Deficit		(39,391)	(30,286)
Total shareholders' equity	C$	53,551	$39,254

Total liabilities and shareholders' equity	C$	55,014	$40,326

Consolidated statement of financial position - as at December 31, 2019

		Previously	Restated
		reported in C$	US$
Assets
Total current assets	C$	113,183	$87,144
Total non-current assets		14,842	11,427
Total assets	C$	128,025	$98,571

Liabilities
Total current liabilities	C$	5,138	$3,955
Total non-current liabilities		357	275
Total liabilities	C$	5,495	$4,230

Shareholders' equity
Capital stock	C$	209,736	$156,277
Share-based payment reserve		11,369	8,668
Foreign currency translation reserve		-	4,286
Deficit		(98,575)	(74,890)
Total shareholders' equity	C$	122,530	$94,341

Total liabilities and shareholders' equity	C$	128,025	$98,571

11

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Presentation currency (continued)

Consolidated statement of loss and comprehensive loss - year ended December 31, 2019

		Previously	Restated
		reported in C$	US$
Operating expenses
Depreciation	C$	(156)	$(118)
Exploration and evaluation expenditures		(50,512)	(38,068)
General and administrative expenses		(890)	(669)
Marketing		(914)	(689)
Professional fees		(413)	(311)
Remuneration		(2,106)	(1,587)
Share-based compensation		(3,775)	(2,845)
		(58,766)	(44,287)
Other income (expense)
Gain on disposal of mineral property		66	49
Foreign exchange loss		(1,369)	(1,031)
Interest expense		(58)	(44)
Interest income		1,008	759
Loss before income taxes		(59,119)	(44,554)

Income tax expense		(150)	(113)
Loss and comprehensive loss for the year	C$	(59,269)	$(44,667)
Basic and diluted comprehensive loss per share	C$	(0.67)	$(0.50)

Consolidated statement of cash flows - year ended December 31, 2019

		Previously	Restated
		reported in C$	US$
Net cash used in operating activities	C$	(54,227)	$(41,774)
Net cash used in investing activities		(564)	(426)
Net cash used in financing activities		122,364	92,218
Effect of foreign exchange on cash and cash equivalents		(1,203)	2,709
Change in cash and cash equivalents, during the year		66,370	52,727
Cash and cash equivalents, beginning of the year		44,014	32,262
Cash and cash equivalents, end of the year	C$	110,384	$84,989

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its Canadian operations to be C$. Until December 29, 2020, the Company considered the functional currency of its subsidiaries to be C$, after which the functional currency changed to US$. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21. The factor that caused the change in the subsidiaries’ functional currency was the currency of financing activities, which changed to US$ upon entering into the debt agreement (note 5).

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

For entities with the functional currency of US$, foreign currency transactions and balances are translated as follows:

  Monetary assets and liabilities are translated at period end exchange rates;
  Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;
  Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and
  Exchange gains and losses arising on translation are included in profit or loss.

For entities with a functional currency other than US$, foreign currency transactions and balances are translated as follows:

  Assets and liabilities were translated at period end exchange rates;
  Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and
  Exchange gains and losses arising on translation are recorded to foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Value-added taxes receivable

Current taxes receivable includes Goods and Services Tax receivables generated on the purchase of supplies and services and are refundable from the Canadian government. Current and non-current taxes receivable includes value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies the majority of VAT receivables as non-current as it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process and the timing of collection of VAT receivables is uncertain. The Company has not recognized a loss allowance for expected credit losses as VAT receivables are not contract assets and therefore outside the scope of IFRS 9.

Mineral property, plant, and equipment

Exploration and evaluation assets - acquisition costs

The costs of acquiring exploration properties, including transaction costs, are capitalized as exploration and evaluation assets. All other exploration and evaluation expenditures are expensed in the period in which they are incurred.

Acquisition costs for each exploration property are carried forward as an asset provided that one of the following conditions is met:

• Such costs are expected to be recouped in full through the successful exploration and development of the exploration property or alternatively, by sale; or

• Exploration and evaluation activities in the property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the exploration property are continuing or planned.

The Company performs an assessment for impairment of capitalized amounts whenever the facts and circumstances indicate that the asset may exceed its recoverable amount. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such an exploration property. If an exploration property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of loss and comprehensive loss at the time the determination is made. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units (CGUs) to which the exploration activity relates. If the recoverable amount of an individual asset cannot be determined, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

13

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures

Exploration and evaluation costs, net of incidental revenues, are charged to the statement of loss and comprehensive loss in the year incurred until the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into mineral property, plant, and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:  the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;  the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;  the status of environmental permits, and  the status of mining leases or permits.

Mineral property - development phase

Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified to mineral property. The carrying value of capitalized exploration and evaluation acquisition costs are tested for impairment before they are transferred to mineral property.

All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property.

The Company assesses the stage of each mine under development to determine when a property reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management ("commercial production"). Determining when a mine has achieved commercial production is a matter of judgement. Depending on the specific facts and circumstances, the following factors may indicate that commercial production has commenced:

• all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

• the completion of a reasonable period of testing of the mine plant and equipment;

• the ability to produce saleable product (e.g., the ability to produce ore within specifications);

• the mine has been transferred to operating personnel from internal development groups or external contractors;

• the mine or mill has reached a predetermined percentage of design capacity;

• mineral recoveries are at or near the expected production level; and

• the ability to sustain ongoing production of ore (i.e., the ability to continue to produce ore at a steady or increasing level)

Mineral property - production phase

When management determines that a property is capable of commercial production, amortization of costs capitalized during development begins.

Once a mineral property has been brought into commercial production, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs which constitute a betterment, which will be deferred and amortized over the remaining useful life of the related assets. Mineral properties include decommissioning and restoration costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset or the carrying value of the CGU exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in the statement of loss and comprehensive loss.

Mineral properties are amortized on the unit-of-production basis using the mineable ounces extracted from the mine in the period as a percentage of the total mineable ounces to be extracted in current and future periods based on mineral resources. Mineral properties are recorded at cost, net of accumulated depreciation and depletion and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral property.

14

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment (continued)

Property, plant, and equipment

Property, plant, and equipment is recorded at historical cost less accumulated depreciation and impairment charges.

The cost of an item of property, plant, and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Plant and equipment is depreciated to its estimated residual value using the straight-line method over the estimated useful lives of the individual assets. The major categories of plant and equipment and their useful lives are as follows:

Category	Estimated life
Computer equipment	3-4 years
Mining equipment	5-15 years
Vehicles	4 years
Buildings	Life-of-mine
Mine plant and equipment	Life-of-mine
Underground infrastructure	Life-of-mine

Assets under construction are not depreciated until available for their intended use. Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

The Company conducts a review of residual values, useful lives, and depreciation methods annually and when events and circumstances indicate such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

An item of property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Asset retirement obligations

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations, including those associated with the reclamation of exploration and evaluation assets, mineral properties, plant, and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an environmental rehabilitation obligation is recognized at its present value if a reasonable estimate of cost can be made. The Company records the present value of estimated future cash flows, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional rehabilitation costs). The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated. Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are charged to the statement of loss and comprehensive loss.

Leases

The Company assesses whether a contract is or contains a lease, at the inception of a contract. The Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of comprehensive loss on a straight-line basis over the lease term.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in mineral property, plant, and equipment, and the lease liability is presented as a separate line in the consolidated statement of financial position. Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statement of comprehensive loss.

Debt and borrowing costs

Debt is initially recognized at fair value, net of any transaction costs, and subsequently carried at amortized cost.

Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially complete and ready for its intended use. All other borrowing costs are expensed as incurred.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche's vesting period by a charge to the statement of comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share‐based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share (continued)

The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to the present value of estimated future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

Interest Rate Benchmark Reform Phase 2

In August 2020, the IASB issued Interest Rate Benchmark Reform Phase 2, which amends various standards requiring interest rates or interest rate calculations. The amendments provide guidance on financial reporting after the London Inter-bank Offered Rate ("LIBOR") reform, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company has not assessed the impact of these amendments.

Amendments to IAS 16 Property, plant and equipment - proceeds before intended use

During the year ended December 31, 2020, the Company early adopted the amendments to IAS 16, Property, Plant & Equipment, Proceeds Before Intended Use, retrospectively. The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. With the adoption of the amended standard, revenue from sales of gold and silver ounces recovered and related costs while bringing a mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in the profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the year ended December 31, 2019.

3. CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Assessment of impairment indicators of non-current assets

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, future silver and gold prices, future capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate.

Functional currency

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined that the  functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. During 2020, the Company determined that the functional currency of its subsidiaries had changed from C$ to US$ (note 2).

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

3. CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical judgments in applying accounting policies (continued)

Determination of technical feasibility and commercial viability of the Las Chispas Project

The application of the Company's accounting policy for mineral property development costs required judgement to determine when the Las Chispas Project's technical feasibility and commercial viability had been demonstrated. The Company considered the approval of the Company's Board of Directors to enter into an engineering, procurement, and construction ("EPC") agreement for the construction of the Las Chispas process plant, along with the substantial amount of work that had been completed on the Las Chispas Feasibility Study at that time, and concluded that the technical feasibility and commercial viability had been achieved. Accordingly, effective December 29, 2020, the Company reclassified capitalized costs from exploration and evaluation assets to mineral property, tested for impairment, and commenced capitalization of Las Chispas development costs.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities in the next 12 months are as follows:

Collectability and classification of VAT receivable

VAT receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable. At December 31, 2020, the current portion of VAT receivable was estimated to be $Nil.

Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to future silver and gold prices; future capital cost estimates; operating cost estimates; reductions in the estimated mineral reserves and resources;      and, the discount rate. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets (note 4).

During 2020, the Company performed an impairment test of the carrying value of the Las Chispas Project (note 4). The key assumptions used to determine the fair value of the property were taken from the Las Chispas Feasibility Study, prepared by qualified persons, and included the following:

  Gold prices of $1,500 per ounce and silver prices of $19.00 per ounce;
  Initial capital costs of $137.7 million;
  Sustaining capital costs of $123.9 million;
  Operating costs of $397.0 million;
  Dore production of 90.4 million ounces silver equivalent ("AgEq") ounces (AgEq based on metal prices of $1,410 per ounce gold and $16.60 per ounce silver, and metal recovery values of 96% gold and 94% silver); and
  A discount rate of 5%.

The Company performed a sensitivity analysis of plus or minus 30% on the above inputs, except the discount rate, and noted that there was no impact on the results of the impairment test.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

4.  MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2018	$1,051	$-	$-	$3,803	$4,854
Right of use asset recognized	486	-	-	-	486
Additions	853	-	-	227	1,080
Effect of foreign currency translation	81	-	-	196	277
At December 31, 2019	2,471	-	-	4,226	6,697
Additions	1,808	27,071	-	2,362	31,241
Transfers	(232)	232	4,092	(4,092)	-
Effect of foreign currency translation	134	1,465	220	(8)	1,811
At December 31, 2020	$4,181	$28,768	$4,312	$2,488	$39,749

Accumulated depreciation
At December 31, 2018	$(96)	$-	$-	$-	$(96)
Depreciation for the year	(212)	-	-	-	(212)
Effect of foreign currency translation	(9)	-	-	-	(9)
At December 31, 2019	(317)	-	-	-	(317)
Depreciation for the year	(395)	-	-	-	(395)
Effect of foreign currency translation	(28)	-	-	-	(28)
At December 31, 2020	$(740)	$-	$-	$-	$(740)

Carrying amounts
At December 31, 2019	$2,154	$-	$-	$4,226	$6,380
At December 31, 2020	$3,441	$28,768	$4,312	$2,488	$39,009

Effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed on the Las Chispas Feasibility Study, at that time. The Company received the approval of the Board of Directors to enter into the EPC agreement to commence the construction of the process plant. Accordingly, the Company transferred the capitalized costs of the Las Chispas Project from exploration and evaluation assets to mineral property and began to capitalize development costs.

Concurrent with the development decision, the Company completed an impairment test of the Las Chispas Project which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future silver and gold prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, the Company concluded that there was no impairment.

On December 31, 2020, the Company’s subsidiary entered into the EPC agreement with Ausenco Engineering Canada Inc. and its affiliate (“Ausenco”) to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at December 31, 2020, the Company had incurred $23,151 which was recorded as construction in progress. As such, at December 31, 2020, the Company’s remaining commitment to Ausenco on the EPC agreement was $53,304.

At December 31, 2020, the Company had also committed to an additional $2,802 of costs related to construction in progress.

In 2019 the Company voluntarily adopted a new accounting policy with respect to exploration and evaluation expenditures to expense all exploration and evaluation expenditures as incurred. This change was applied retrospectively. The Company determined that this change in accounting policy increases the comparability to peer companies and enhances the relevance of the financial statements for users.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

4.  MINERAL PROPERTY, PLANT, AND EQUIPMENT (continued)

Exploration and evaluation expenditures

The following table details the exploration and evaluation expenditures for the years for all properties:

	2020	2019
		Restated (note 2)
Las Chispas Property
Assays	$1,373	$2,142
Decline construction and underground workings	15,289	8,558
Depreciation	265	94
Drilling	16,353	18,108
Field and administrative costs	4,223	2,323
Salaries and remuneration (notes 6)	4,966	2,611
Share-based compensation (notes 6 and 7)	1,260	1,777
Technical consulting services and studies	3,775	2,282
Subtotal - Las Chispas Property	47,504	37,895
Other exploration properties	666	173
Total exploration and evaluation expenditures	$48,170	$38,068

5.      DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement to provide a secured project financing facility (the "facility") for the Las Chispas Project of up to $120,000. The Company drew $30,000 on December 31, 2020, as required. The remaining $90,000 is available until August 31, 2022, if the Company:

• Draws an additional $30,000 for a total of $60,000 by August 31, 2021;

• Draws an additional $30,000 for a total of $90,000 by December 31, 2021; and

• Draws an additional $30,000 for a total of $120,000 by August 31, 2022.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 4.0%, 3.0%, or 1.5% if prepaid before December 31, 2021, December 31, 2023, and December 31, 2024, respectively.

Amounts borrowed under the facility incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to defer interest payments until after the availability period which, subject to the draw-down schedule noted above, is December 31, 2020 to August 31, 2022.

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at December 31, 2020, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense.

A summary of debt transactions is as follows:

2020
Balance, beginning of year	$-
Drawdown	30,000
Transaction costs	(1,033)
Balance, end of year	$28,967

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

6.  RELATED PARTY TRANSACTIONS

Professional fees

During 2020, the Company paid or accrued professional fees of $307 (2019 - $125) and capital stock issuance costs of $113 (2019 - $236), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at December 31, 2020, $25 (2019 - $99) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	2020	2019
Management fees(1)	$574	$437
Management remuneration(2)	1,052	863
Director fees	170	129
Share-based compensation(3)	1,435	3,567
	$3,231	$4,996

(1) Total management fees and short-term benefits of $574 (2019 - $442) were paid to a company controlled by the CEO of which $432 (2019 - $225) was recorded as exploration and evaluation expenditures (note 4).

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $447 (2019 - $327) was recorded as exploration and evaluation expenditures (note 4).

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to key management personnel of the Company. During 2020, the Company recorded share-based compensation of $838 (2019 – $1,587) for the vested portion of options granted to the CEO, President, CFO, and COO of which $583 (2019 – $951) was recorded as exploration and evaluation expenditures (note 4) and $255 (2019 – $636) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During 2020, the Company:

• Paid remuneration of $145 (2019 – $118) to an employee providing technical services who is an immediate family member of the CEO, of which $116 (2019 – $114) was recorded as exploration and evaluation expenditures (note 4) and $29 (2019 – $4) was expensed as remuneration. The Company also recorded share-based compensation of $86 (2019 – $99) for the vested portion of stock options granted to this employee, of which $69 (2019 – $94) was recorded as exploration and evaluation expenditures (note 4) and $17 (2019 – $5) was expensed as share-based compensation; and

• Recorded loans receivable at December 31, 2020 of $97 (2019 - $263) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due December 31, 2021.

The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During 2020, the Company allocated to Goldsource $99 (2019 - $159) for its share of these expenses, of which $26 (December 31, 2019 - $28) was receivable from Goldsource at December 31, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

7.  CAPITAL STOCK (continued)

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of December 31, 2020, the Company had 129,329,631 common shares and no preferred shares outstanding.

2020

The Company completed private placements for a total of 18,881,366 common shares at prices ranging from C$7.28 to C$7.50 per common share for total gross proceeds of $105,264. The Company incurred $1,497 of related capital stock issue costs.

The Company also issued 2,927,250 common shares at prices ranging from C$0.16 to C$8.24 per common share for gross proceeds of $3,546 upon the exercise of stock options and 50,000 common shares at a price of C$4.03 per common share upon the exercise of warrants for gross proceeds of $150. Accordingly, the Company reallocated $2,199 from reserves to capital stock.

2019

The Company completed private placements for a total of 880,000 common shares at prices ranging from C$2.92 to C$5.85 per common share for gross proceeds of $3,659. The Company incurred $52 of related capital stock issuance costs. In connection with one private placement, the Company issued 50,000 warrants with an exercise price of C$4.03 per share until January 11, 2021.

The Company completed short-form prospectus offerings for a total of 16,976,300 at prices ranging from C$5.85 to C$7.28 per common share for gross proceeds of $88,477. The Company incurred $5,135 of related capital stock issuance costs.

The Company issued 3,959,804 common shares at prices ranging from C$1.45 to C$2.29 per common share for gross proceeds of $4,470 upon the exercise of warrants. The Company incurred $5 of related capital stock issue costs. The Company also issued 795,000 common shares at prices ranging from C$0.16 to C$3.24 per common share for gross proceeds of $797 upon the exercise of stock options. Accordingly, the Company reallocated $479 from reserves to capital stock.

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 between the Company and Computershare Trust Company of Canada ("Computershare"). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement ("the Arrangement") dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

Warrants

Warrant transactions during the year are as follows:

	2020		2019
	Number of warrants	Weighted average exercise price (C$)	Number of warrants	Weighted average exercise price (C$)
Outstanding, beginning of year	50,000	$4.03	3,959,804	$1.50
Issued	-	-	50,000	4.03
Exercised	(50,000)	4.03	(3,959,804)	1.50
Outstanding, end of year	-	$-	50,000	$4.03

23

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

7.  CAPITAL STOCK

Stock options

The Company has a "rolling 10%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option is the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the year is as follows:

	2020		2019
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of year	8,758,750	$3.38	7,627,500	$1.99
Issued	225,000	12.25	1,976,250	7.94
Exercised*	(2,927,250)	1.63	(795,000)	1.33
Forfeited	(25,000)	8.21	(50,000)	3.24
Outstanding, end of year	6,031,500	$4.55	8,758,750	$3.38

*During 2020, the weighted average market value of the Company's shares at the dates of exercise was C$11.25 (2019 - C$5.96).

During 2020, the Company granted 225,000 stock options to directors, officers, and employees with exercise prices ranging from C$11.22 to C$12.63 per share and expiring five years from the grant date. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

During 2019, the Company granted:

• 1,132,500 stock options to directors, officers, employees, and consultants with exercise prices ranging between C$4.54 per share and C$8.21 per share and expiring five years from the date of grant. These options vest over a one-year period, with 25% vesting after each of the three months, six months, nine months, and twelve months after the grant date, respectively; and

• 843,750 stock options to directors, officers, employees, and consultants that can be exercised at a price of C$8.24 per share until December 19, 2024. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

Stock options outstanding and exercisable as of December 31, 2020 are as follows:

		Options outstanding		Options exercisable
	Exercise price (C$)	Number of shares	Remaining life	Number of shares
Expiry date		issuable on exercise	(years)	issuable on exercise
December 9, 2021	$2.30	900,000	0.94	900,000
January 3, 2022	$2.55	50,000	1.01	50,000
August 4, 2022	$1.88	477,500	1.59	477,500
January 2, 2023	$1.84	350,000	2.01	350,000
January 4, 2023	$1.94	645,000	2.01	645,000
November 11, 2023	$3.41	100,000	2.86	100,000
November 13, 2023	$3.30	200,000	2.87	200,000
December 14, 2023	$3.24	1,250,000	2.95	1,250,000
May 30, 2024	$4.54	122,750	3.41	122,750
September 4, 2024	$8.21	862,500	3.68	862,500
October 17, 2024	$7.89	7,500	3.80	7,500
December 19, 2024	$8.24	841,250	3.97	278,750
September 14, 2025	$12.53	150,000	4.71	-
November 11, 2025	$12.63	25,000	4.87	-
December 7, 2025	$11.22	50,000	4.94	-
		6,031,500		5,244,000

The weighted average remaining life of options outstanding is 2.69 years.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

7.  CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during 2020 and 2019 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2020	2019
Expected option life (years)	3.56	3.70
Expected volatility	54.09%	58.82%
Expected dividend yield	-	-
Risk-free interest rate	0.34%	1.42%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$4.76	$3.48
Total fair value	$798	$5,183

During 2020, the Company recognized share-based compensation of $114 for the vested portion of options granted during the year of which $78 was expensed and $36 was recorded as exploration and evaluation expenditures (note 4). The Company also recognized share-based compensation of $2,431 for the vested portion of options granted during 2019 of which $1,207 was expensed and $1,224 was recorded as exploration and evaluation expenditures (note 4).

During 2019, the Company recognized share-based compensation expense of $1,825 for the vested portion of stock options granted during that period of which $1,098 was expensed and $727 was recorded as exploration and evaluation expenditures (note 4). The Company also recorded share-based compensation of $2,540 for the vested portion of stock options granted during 2018, of which $1,490 was expensed and $1,050 was recorded as exploration and evaluation expenditures (note 4).

During 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from C$1.88 to C$3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification during 2019, the Company recognized the incremental fair value of the options of $76 as stock-based compensation expense.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	2020	2019
Balance, beginning of year	$8,668	$4,769
Share-based compensation, stock options	2,545	4,441
Stock options exercised, reallocated to capital stock	(2,199)	(479)
Stock options forfeited, reallocated to deficit	(36)	(63)
Balance, end of year	$8,978	$8,668

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

During  2020 the Company issued 6,000 DSUs to a director (2019 - 27,500 DSUs to directors). As of December 31, 2020, the market value of the Company's common shares was C$14.19 (2019 - C$8.77). Accordingly, during 2020, the Company recorded share-based compensation expense of $176 (2019 - $181) and an accrued liability of $373 (December 31, 2019 - $186) at December 31, 2020.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

7.  CAPITAL STOCK (continued)

Deferred share units (continued)

The following table summarizes the change in the accrued DSU liability:

	2020	2019
Outstanding, beginning of year	$186	$-
Change in accrued DSU liability	176	181
Effect of foreign currency translation	11	5
Outstanding, end of year	$373	$186

8.  INCOME TAXES

The income taxes recognized in loss and comprehensive loss are as follows:

	2020	2019
Current tax expense	$-	$113

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax due to the following:

	2020	2019
Income (loss) for the year before income taxes	$(59,932)	$(44,554)
Statutory tax rate	27%	27%

Recovery of income taxes computed at statutory rates	(16,182)	(12,030)
Share based payments	734	1,248
Mexican inflationary adjustments	47	105
Differing effective tax rate on loss in foreign jurisdiction	(1,594)	(1,213)
Impact of share issuance costs	(404)	(1,363)
Unrecognized deferred tax assets	17,010	11,524
Impact of foreign exchange and other	389	1,842
Total income tax expense (recovery)	$-	$113

The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at December 31, 2020 and 2019 is as follows:

	2020	2019
Deferred income tax assets
Non-capital losses	$-	$106
Financing fees	229	-
	229	106

Deferred income tax liabilities
Mineral property, plant, and equipment	(90)	(106)
Debt	(139)	-
	(229)	(106)
Net deferred income tax liability	$-	$-

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

8.  INCOME TAXES (continued)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2020	2019
Non-capital losses	$12,207	$3,233
Mineral property, plant and equipment	22,085	15,056
Financing fees	1,377	1,386
Other	1,124	108
Unrecognized deferred tax assets	(36,793)	(19,783)
Total	$-	$-

At December 31, 2020, the Company had non-capital loss carry forwards of approximately $3,920 (2019 – $6,810), which expire between 2035 and 2040, available to offset future taxable income in Canada. The Company also had non-capital loss carry forwards of approximately $37,165 (2019 – $4,950), which expire between 2028 and 2030, available to offset future taxable income in Mexico.

9. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration, and development of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

2020
Loss and comprehensive loss for the year	$5,315	$54,617	$59,932

2019 - Restated (note 2)
Loss and comprehensive loss for the year	$2,345	$42,322	$44,667

Non-current assets and liabilities

December 31, 2020
Taxes receivable	$-	$12,198	$12,198
Deposits	$73	$-	$73
Mineral property, plant, and equipment	$292	$38,717	$39,009

December 31, 2019 - Restated (note 2)
Taxes receivable	$-	$4,975	$4,975
Deposits	$72	$-	$72
Mineral property, plant and equipment	$412	$5,968	$6,380

10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand for the Company's programs.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Liquidity risk (continued)

The company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2020:

	Less than 1 year	1 - 3 years	4 - 5 years	After
				5 years	Total
Accounts payable and accrued liabilities	$13,412	$-	$-	$-	$13,412
EPC	46,959	6,345	-	-	53,304
Other capital expenditure commitments	2,802	-	-	-	2,802
Lease liabilities	146	201	-	-	347
Debt interest and repayment(1)	2,535	5,070	32,535	-	40,140
Total contractual obligations	$65,854	$11,616	$32,535	$-	$110,005

(1) Debt interest payments calculated based on interest rate in effect on December 31, 2020. Interest rate may vary (note 5).

The Company believes its cash and cash equivalents at December 31, 2020 of $135,136, together with the funds raised in February 2021 of $138,069 (note 12), is sufficient to support its commitments through 2021.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ (note 2) and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
2020
Cash and cash equivalents	$90,690	$73	$90,763
Amounts receivable	81	1	82
Value-added taxes receivable	-	12,198	12,198
Total financial assets	90,771	12,272	103,043
Less: accounts payable and accrued liabilities	(70)	(1,530)	(1,600)
Net financial assets	$90,701	$10,742	$101,443

2019 - Restated (note 2)
Cash and cash equivalents	$11,187	$333	$11,520
Amounts receivable	-	6	6
Value added taxes receivable	-	6,103	6,103
Total financial assets	11,187	6,442	17,629
Less: accounts payable and accrued liabilities	(2,067)	(374)	(2,441)
Net financial assets	$9,120	$6,068	$15,188

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk (continued)

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$") . With all other variables held constant, a 10% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

2020
C$/US$ exchange rate - increase 10%	$(8,246)
C$/US$ exchange rate - decrease 10%	$9,070
US$/MX$ exchange rate - increase 10%	$(977)
US$/MX$ exchange rate - decrease 10%	$1,074

Due to the change in the functional currency of the Company’s subsidiaries from C$ to US$, during 2020, the foreign currency risk of the subsidiaries has changed compared to 2019, as they are primarily exposed to changes in the value of MX$. Prior to the change in functional currency, the subsidiaries were exposed to foreign currency risk from changes in MX$ and US$ against C$.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2020, the amounts receivable balance of $342 (2019 – $476) consisted primarily of $123 (2019 – $263) due from related parties (note 6) and interest receivable of $218 (2019 – $167) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions. As the risk of default is considered low, any losses would be insignificant. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At December 31, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.54%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $1,079 decrease ($546 increase) in the Company's net and comprehensive loss for the year.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At December 31, 2020, 3-month LIBOR was 0.24% and as a result, a one percentage point change in interest rates would have no impact on the Company's net and comprehensive loss for the year, as the debt's interest rate would be unchanged. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and debt and they are measured and recognized according to fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 7), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs. The carrying values of lease liabilities and debt approximates their fair values.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
December 31, 2020
Financial assets
Amounts receivable	$-	$342	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(373)	(13,039)	(373)	-	-
Lease liabilities	-	(310)	-	-	-
Debt	-	(28,967)	-	-	-
Net financial instruments	$(373)	$(41,974)	$(373)	$-	$-

December 31, 2019 - Restated (note 2)
Financial assets
Amounts receivable	$-	$476	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(186)	(3,634)	(186)	-	-
Lease liabilities	-	(410)	-	-	-
Net financial instruments	$(186)	$(3,568)	$(186)	$-	$-

11.  MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to support the exploration and evaluation and development of its mineral properties. The capital of the Company consists of items included in shareholders' equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the availability of financing, and industry conditions. There are no external restrictions placed on the management of capital other than the Company may not spend more than $30,000 of the debt (note 5) proceeds on property acquisitions or exploration. This restriction remains in place until the debt is fully repaid on or before December 31, 2024.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2020

11.  MANAGEMENT OF CAPITAL (continued)

The Company's investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient funds to meet its planned administrative overhead expenses and exploration and development plans for 2021. Actual funding requirements may vary from those planned due to several factors, including the progress and results of exploration and drilling activities, development activities, and process plant construction. The exploration and development of the Company's properties may be dependent upon the Company's ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the following events occurred:

• the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138,069;

• the Company issued 120,833 common shares at prices ranging from C$2.30 per share to C$8.24 per share for gross proceeds of $317 upon the exercise of stock options;

• the Company issued a total of 57,000 DSUs to directors of the Company;

• the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively; and

• the Company cancelled 46,667 forfeited stock options with an exercise price of C$8.24 per share.

31